================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                  SCHEDULE TO/A
                                 (Rule 14d-100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 1)
                            -------------------------
                              Omega Worldwide, Inc.
                            (Name of Subject Company)
                            -------------------------
                            Delta I Acquisition, Inc.
                        Four Seasons Health Care Limited
                       Alchemy Partners (Guernsey) Limited
                            (Names of Filing Persons)

                     Common Stock, Par Value $0.10 Per Share
                         (Title of Class of Securities)

                                    68210B108
                      (CUSIP Number of Class of Securities)
                            -------------------------
                               Hamilton D. Anstead
                             Chief Executive Officer
                        Four Seasons Health Care Limited
                                  Alderley Road
                                    Wilmslow
                                    Cheshire
                                     SK9 1NX
                                (44-1625) 417-800
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            -------------------------
                                    Copy to:
                            Timothy B. Goodell, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200


/ /  Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/  third-party tender offer subject to Rule 14d-1.
/ /  issuer tender offer subject to Rule 13e-4.
/ /  going-private transaction subject to Rule 13e-3.
/x/  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /


================================================================================

     This Amendment No. 1 ("Amendment No. 1") to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed by Delta I Acquisition, Inc. (the "Purchaser"), Four Seasons Health Care Limited (the "Parent") and Alchemy Partners (Guernsey) Limited with the Securities and Exchange Commission (the "SEC") on August 7, 2002 (as amended, the "Schedule TO"), relating to the offer by the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited to purchase all of the outstanding shares of common stock, par value $0.10 per share (the "Common Stock"), including the associated preferred stock purchase rights, of Omega Worldwide, Inc. (the "Company") at a price of $3.32 per share of Common Stock, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 7, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). This Amendment No. 1 also constitutes Amendment No. 1 to Schedule 13D filed by the Purchaser, Delta I Acquisition, LLC, Four Seasons Health Care (Capital) Limited, Four Seasons Health Care Holdings PLC, Four Seasons Health Care Investments Limited, the Parent, Alchemy Partners (Guernsey) Limited and Alchemy Partners LLP with the SEC on August 12, 2002 (as amended, the "Schedule 13D"). Delta I Acquisition, LLC, Four Seasons Health Care (Capital) Limited, Four Seasons Health Care Holdings PLC, Four Seasons Health Care Investments Limited and Alchemy Partners LLP are signatories hereto solely for the purpose of amending the Schedule 13D.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Delta I Acquisition, Inc.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /_/
                                                                        (b) /_/

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         AF; BK; OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    /_/
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES                  7    SOLE VOTING POWER
BENEFICIALLY OWNED* BY                 None
EACH REPORTING PERSON           ------------------------------------------------
WITH                              8    SHARED VOTING POWER
                                       5,119,646**
                                ------------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       None
                                ------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
                                       5,119,646**
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,119,646**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               /_/

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.6%***
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

* Beneficial ownership is based solely on the provisions of (i) the Tender and Option Agreements and Irrevocable Proxies described in Item 6 of the
     Schedule 13D, pursuant to which certain holders of shares of common stock, par value $0.10 per share (the "Common Stock"), of Omega Worldwide, Inc., a Maryland corporation, have individually agreed with Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. to: tender in the Offer (defined below) such stockholder's shares of Common Stock; to vote (or cause to be voted) such stockholder's shares of Common Stock in favor of the transactions contemplated by the Agreement and Plan of Merger, dated as of August 1, 2002, by and among Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. (the "Merger Agreement"); to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; and to grant to Delta I Acquisition, Inc. and Four Seasons Health Care Limited an irrevocable option to purchase, under certain circumstances, all of the shares of Common Stock of Omega Worldwide, Inc. owned by such stockholder, and (ii) the Stock Purchase Agreement described in Item 6 of the Schedule 13D, pursuant to which Omega Healthcare Investors, Inc. has agreed to sell to Delta I Acquisition, Inc. 260,000 shares of Series C Preferred Shares of Omega Worldwide, Inc. which are convertible into 260,000 shares of Common Stock; to vote the Series C Preferred Shares owned by it in favor of the transactions contemplated by the Merger Agreement; and to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such shares of Series C Preferred Shares in favor of the transactions contemplated by the Merger Agreement.

** Included in this figure are 260,000 shares of Series C Preferred Shares that, if converted, would total 260,000 shares of Common Stock.

*** This percentage reflects an adjustment to outstanding shares of Common Stock to reflect the converted Series C Preferred Shares.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Delta I Acquisition, LLC

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /_/
                                                                        (b) /_/

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         AF; BK; OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    /_/
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES                  7    SOLE VOTING POWER
BENEFICIALLY OWNED* BY                 None
EACH REPORTING PERSON           ------------------------------------------------
WITH                              8    SHARED VOTING POWER
                                       5,119,646**
                                ------------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       None
                                ------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
                                       5,119,646**
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,119,646**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               /_/

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.6%***
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

* Beneficial ownership is based solely on the provisions of (i) the Tender and Option Agreements and Irrevocable Proxies described in Item 6 of the
     Schedule 13D, pursuant to which certain holders of shares of common stock, par value $0.10 per share (the "Common Stock"), of Omega Worldwide, Inc., a Maryland corporation, have individually agreed with Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. to: tender in the Offer (defined below) such stockholder's shares of Common Stock; to vote (or cause to be voted) such stockholder's shares of Common Stock in favor of the transactions contemplated by the Agreement and Plan of Merger, dated as of August 1, 2002, by and among Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. (the "Merger Agreement"); to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; and to grant to Delta I Acquisition, Inc. and Four Seasons Health Care Limited an irrevocable option to purchase, under certain circumstances, all of the shares of Common Stock of Omega Worldwide, Inc. owned by such stockholder, and (ii) the Stock Purchase Agreement described in Item 6 of the Schedule 13D, pursuant to which Omega Healthcare Investors, Inc. has agreed to sell to Delta I Acquisition, Inc. 260,000 shares of Series C Preferred Shares of Omega Worldwide, Inc. which are convertible into 260,000 shares of Common Stock; to vote the Series C Preferred Shares owned by it in favor of the transactions contemplated by the Merger Agreement; and to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such shares of Series C Preferred Shares in favor of the transactions contemplated by the Merger Agreement.

** Included in this figure are 260,000 shares of Series C Preferred Shares that, if converted, would total 260,000 shares of Common Stock.

*** This percentage reflects an adjustment to outstanding shares of Common Stock to reflect the converted Series C Preferred Shares.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Four Seasons Health Care (Capital) Limited

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /_/
                                                                        (b) /_/

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         AF; BK; OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    /_/
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         England and Wales
--------------------------------------------------------------------------------
NUMBER OF SHARES                  7    SOLE VOTING POWER
BENEFICIALLY OWNED* BY                 None
EACH REPORTING PERSON           ------------------------------------------------
WITH                              8    SHARED VOTING POWER
                                       5,119,646**
                                ------------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       None
                                ------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
                                       5,119,646**
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,119,646**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               /_/

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.6%***
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

* Beneficial ownership is based solely on the provisions of (i) the Tender and Option Agreements and Irrevocable Proxies described in Item 6 of the
     Schedule 13D, pursuant to which certain holders of shares of common stock, par value $0.10 per share (the "Common Stock"), of Omega Worldwide, Inc., a Maryland corporation, have individually agreed with Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. to: tender in the Offer (defined below) such stockholder's shares of Common Stock; to vote (or cause to be voted) such stockholder's shares of Common Stock in favor of the transactions contemplated by the Agreement and Plan of Merger, dated as of August 1, 2002, by and among Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. (the "Merger Agreement"); to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; and to grant to Delta I Acquisition, Inc. and Four Seasons Health Care Limited an irrevocable option to purchase, under certain circumstances, all of the shares of Common Stock of Omega Worldwide, Inc. owned by such stockholder, and (ii) the Stock Purchase Agreement described in Item 6 of the Schedule 13D, pursuant to which Omega Healthcare Investors, Inc. has agreed to sell to Delta I Acquisition, Inc. 260,000 shares of Series C Preferred Shares of Omega Worldwide, Inc. which are convertible into 260,000 shares of Common Stock; to vote the Series C Preferred Shares owned by it in favor of the transactions contemplated by the Merger Agreement; and to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such shares of Series C Preferred Shares in favor of the transactions contemplated by the Merger Agreement.

** Included in this figure are 260,000 shares of Series C Preferred Shares that, if converted, would total 260,000 shares of Common Stock.

*** This percentage reflects an adjustment to outstanding shares of Common Stock to reflect the converted Series C Preferred Shares.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Four Seasons Health Care Holdings PLC

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /_/
                                                                        (b) /_/

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         AF; BK; OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    /_/
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         England and Wales
--------------------------------------------------------------------------------
NUMBER OF SHARES                  7    SOLE VOTING POWER
BENEFICIALLY OWNED* BY                 None
EACH REPORTING PERSON           ------------------------------------------------
WITH                              8    SHARED VOTING POWER
                                       5,119,646**
                                ------------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       None
                                ------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
                                       5,119,646**
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,119,646**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               /_/

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.6%***
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

* Beneficial ownership is based solely on the provisions of (i) the Tender and Option Agreements and Irrevocable Proxies described in Item 6 of the
     Schedule 13D, pursuant to which certain holders of shares of common stock, par value $0.10 per share (the "Common Stock"), of Omega Worldwide, Inc., a Maryland corporation, have individually agreed with Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. to: tender in the Offer (defined below) such stockholder's shares of Common Stock; to vote (or cause to be voted) such stockholder's shares of Common Stock in favor of the transactions contemplated by the Agreement and Plan of Merger, dated as of August 1, 2002, by and among Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. (the "Merger Agreement"); to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; and to grant to Delta I Acquisition, Inc. and Four Seasons Health Care Limited an irrevocable option to purchase, under certain circumstances, all of the shares of Common Stock of Omega Worldwide, Inc. owned by such stockholder, and (ii) the Stock Purchase Agreement described in Item 6 of the Schedule 13D, pursuant to which Omega Healthcare Investors, Inc. has agreed to sell to Delta I Acquisition, Inc. 260,000 shares of Series C Preferred Shares of Omega Worldwide, Inc. which are convertible into 260,000 shares of Common Stock; to vote the Series C Preferred Shares owned by it in favor of the transactions contemplated by the Merger Agreement; and to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such shares of Series C Preferred Shares in favor of the transactions contemplated by the Merger Agreement.

** Included in this figure are 260,000 shares of Series C Preferred Shares that, if converted, would total 260,000 shares of Common Stock.

*** This percentage reflects an adjustment to outstanding shares of Common Stock to reflect the converted Series C Preferred Shares.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Four Seasons Health Care Investments Limited

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /_/
                                                                        (b) /_/

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         AF; BK; OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    /_/
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         England and Wales
--------------------------------------------------------------------------------
NUMBER OF SHARES                  7    SOLE VOTING POWER
BENEFICIALLY OWNED* BY                 None
EACH REPORTING PERSON           ------------------------------------------------
WITH                              8    SHARED VOTING POWER
                                       5,119,646**
                                ------------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       None
                                ------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
                                       5,119,646**
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,119,646**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               /_/

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.6%***
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

* Beneficial ownership is based solely on the provisions of (i) the Tender and Option Agreements and Irrevocable Proxies described in Item 6 of the
     Schedule 13D, pursuant to which certain holders of shares of common stock, par value $0.10 per share (the "Common Stock"), of Omega Worldwide, Inc., a Maryland corporation, have individually agreed with Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. to: tender in the Offer (defined below) such stockholder's shares of Common Stock; to vote (or cause to be voted) such stockholder's shares of Common Stock in favor of the transactions contemplated by the Agreement and Plan of Merger, dated as of August 1, 2002, by and among Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. (the "Merger Agreement"); to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; and to grant to Delta I Acquisition, Inc. and Four Seasons Health Care Limited an irrevocable option to purchase, under certain circumstances, all of the shares of Common Stock of Omega Worldwide, Inc. owned by such stockholder, and (ii) the Stock Purchase Agreement described in Item 6 of the Schedule 13D, pursuant to which Omega Healthcare Investors, Inc. has agreed to sell to Delta I Acquisition, Inc. 260,000 shares of Series C Preferred Shares of Omega Worldwide, Inc. which are convertible into 260,000 shares of Common Stock; to vote the Series C Preferred Shares owned by it in favor of the transactions contemplated by the Merger Agreement; and to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such shares of Series C Preferred Shares in favor of the transactions contemplated by the Merger Agreement.

** Included in this figure are 260,000 shares of Series C Preferred Shares that, if converted, would total 260,000 shares of Common Stock.

*** This percentage reflects an adjustment to outstanding shares of Common Stock to reflect the converted Series C Preferred Shares.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Four Seasons Health Care Limited

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /_/
                                                                        (b) /_/

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         AF; BK; OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    /_/
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         England and Wales
--------------------------------------------------------------------------------
NUMBER OF SHARES                  7    SOLE VOTING POWER
BENEFICIALLY OWNED* BY                 None
EACH REPORTING PERSON           ------------------------------------------------
WITH                              8    SHARED VOTING POWER
                                       5,119,646**
                                ------------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       None
                                ------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
                                       5,119,646**
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,119,646**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               /_/

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.6%***
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO, HC
--------------------------------------------------------------------------------

* Beneficial ownership is based solely on the provisions of (i) the Tender and Option Agreements and Irrevocable Proxies described in Item 6 of the
     Schedule 13D, pursuant to which certain holders of shares of common stock, par value $0.10 per share (the "Common Stock"), of Omega Worldwide, Inc., a Maryland corporation, have individually agreed with Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. to: tender in the Offer (defined below) such stockholder's shares of Common Stock; to vote (or cause to be voted) such stockholder's shares of Common Stock in favor of the transactions contemplated by the Agreement and Plan of Merger, dated as of August 1, 2002, by and among Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. (the "Merger Agreement"); to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; and to grant to Delta I Acquisition, Inc. and Four Seasons Health Care Limited an irrevocable option to purchase, under certain circumstances, all of the shares of Common Stock of Omega Worldwide, Inc. owned by such stockholder, and (ii) the Stock Purchase Agreement described in Item 6 of the Schedule 13D, pursuant to which Omega Healthcare Investors, Inc. has agreed to sell to Delta I Acquisition, Inc. 260,000 shares of Series C Preferred Shares of Omega Worldwide, Inc. which are convertible into 260,000 shares of Common Stock; to vote the Series C Preferred Shares owned by it in favor of the transactions contemplated by the Merger Agreement; and to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such shares of Series C Preferred Shares in favor of the transactions contemplated by the Merger Agreement.

** Included in this figure are 260,000 shares of Series C Preferred Shares that, if converted, would total 260,000 shares of Common Stock.

*** This percentage reflects an adjustment to outstanding shares of Common Stock to reflect the converted Series C Preferred Shares.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Alchemy Partners (Guernsey) Limited

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /_/
                                                                        (b) /_/

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    /_/
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Guernsey
--------------------------------------------------------------------------------
NUMBER OF SHARES                  7    SOLE VOTING POWER
BENEFICIALLY OWNED* BY                 None
EACH REPORTING PERSON           ------------------------------------------------
WITH                              8    SHARED VOTING POWER
                                       5,119,646**
                                ------------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       None
                                ------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
                                       5,119,646**
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,119,646**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               /_/

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.6%***
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

* Beneficial ownership is based solely on the provisions of (i) the Tender and Option Agreements and Irrevocable Proxies described in Item 6 of the
     Schedule 13D, pursuant to which certain holders of shares of common stock, par value $0.10 per share (the "Common Stock"), of Omega Worldwide, Inc., a Maryland corporation, have individually agreed with Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. to: tender in the Offer (defined below) such stockholder's shares of Common Stock; to vote (or cause to be voted) such stockholder's shares of Common Stock in favor of the transactions contemplated by the Agreement and Plan of Merger, dated as of August 1, 2002, by and among Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. (the "Merger Agreement"); to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; and to grant to Delta I Acquisition, Inc. and Four Seasons Health Care Limited an irrevocable option to purchase, under certain circumstances, all of the shares of Common Stock of Omega Worldwide, Inc. owned by such stockholder, and (ii) the Stock Purchase Agreement described in Item 6 of the Schedule 13D, pursuant to which Omega Healthcare Investors, Inc. has agreed to sell to Delta I Acquisition, Inc. 260,000 shares of Series C Preferred Shares of Omega Worldwide, Inc. which are convertible into 260,000 shares of Common Stock; to vote the Series C Preferred Shares owned by it in favor of the transactions contemplated by the Merger Agreement; and to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such shares of Series C Preferred Shares in favor of the transactions contemplated by the Merger Agreement.

** Included in this figure are 260,000 shares of Series C Preferred Shares that, if converted, would total 260,000 shares of Common Stock.

*** This percentage reflects an adjustment to outstanding shares of Common Stock to reflect the converted Series C Preferred Shares.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Alchemy Partners LLP*

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /_/
                                                                        (b) /_/

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         N/A

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    /_/
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         England and Wales
--------------------------------------------------------------------------------
NUMBER OF SHARES                  7    SOLE VOTING POWER
BENEFICIALLY OWNED* BY                 None
EACH REPORTING PERSON           ------------------------------------------------
WITH                              8    SHARED VOTING POWER
                                       5,119,646**
                                ------------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       None
                                ------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
                                       5,119,646**
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,119,646**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               /_/

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.6%***
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

* Alchemy Partners LLP is listed here solely because of its ownership of the entire issued share capital of Alchemy Partners (Guernsey) Limited. Alchemy Partners LLP disclaims beneficial ownership of the shares of Common Stock reported on the previous cover pages as beneficially owned by Delta I Acquisition, Inc., Delta I Acquisition, LLC, Four Seasons Health Care (Capital) Limited, Four Seasons Health Care Holdings PLC, Four Seasons Health Care Investments Limited, Four Seasons Health Care Limited and Alchemy Partners (Guernsey) Limited.

** Included in this figure are 260,000 shares of Series C Preferred Shares that, if converted, would total 260,000 shares of Common Stock.

*** This percentage reflects an adjustment to outstanding shares of Common Stock to reflect the converted Series C Preferred Shares.

Item 1.   Summary Term Sheet.

          Item 1 is hereby amended to include the following information:

          The following text is added to the end of the first sentence of the paragraph under the caption "When will I know the outcome of the PHFL Offer?" on page 4 of the Offer to Purchase:

          "A press release will be issued after the expiration or, as the case may be, extension of the offer announcing the outcome of the PHFL Offer and will be filed with the Securities and Exchange Commission."


Item 4.  Terms of the Transaction.

         Item 4 is hereby amended to include the following information:

          The fourth sentence of the second paragraph on page 11 is hereby amended and restated in its entirety to read as follows:

          "Additionally, subject to any applicable rules of the Commission (and the limitations set forth below), the Purchaser is not required to accept for payment, or, to pay for any shares of Common Stock tendered pursuant to the Offer and may elect not to commence the Offer, may terminate, subject to the terms of the Merger Agreement, or amend the Offer and may postpone the acceptance for payment of or, subject to the restrictions referred to above, the payment for, any tendered shares of Common Stock if, at any time on or after the date of the Merger Agreement and at or before the time of payment for any such shares of Common Stock (whether or not any shares of Common Stock have theretofore been accepted for payment, or paid for, pursuant to the Offer), any of the other conditions referred to in Section 14--"Conditions of the Offer" exist or any other events specified in
     Section 14--"Conditions of the Offer" have occurred."

          The second sentence of the 13th paragraph of Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" under the caption "The Offer" on page 44 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

          "Assuming the satisfaction or waiver of the conditions  referred to in
     Section 14--"Conditions of the Offer," the Purchaser will, and the Parent will cause the Purchaser to, accept for payment and pay for all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Date and, in any event, no later than three business days after the Expiration Date."

          The parenthetical language following clause (j) in the second sentence of the first paragraph of Section 14--"Conditions of the Offer" on page 68 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

          "(other than any action by the Purchaser or the Parent)"

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

          Item 5 is hereby amended to include the following information:

          The  following  text is  added  to the end of the  28th  paragraph  of
Section 10--"Background of the Offer" on page 39 of the Offer to Purchase:

          "On July 31, 2002 each of Messrs. Bailey and Robinson entered into settlement agreements with the Company with respect to their claims against the Company. The terms of such settlement agreements were satisfactory to the Parent."

Item 6.   Purposes of the Transaction and Plans or Proposals.

          Item 6 is hereby amended to include the following information:

          The first sentence of the second paragraph of Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" under the caption "Plans for the Company" on page 42 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

          "Following the Merger, the Parent also intends to dispose of all or substantially all of the assets of, or its equity interests in, both Principal Healthcare Finance Unit Trust No. 1, Principal Healthcare Finance Unit Trust No. 2 and Omega (Australia) Pty Limited. The Company indirectly owns approximately 38% of Principal Healthcare Finance Unit Trust No. 1 and Principal Healthcare Finance Unit Trust No. 2, which in turn indirectly (together with certain other wholly owned subsidiaries of the Company) own 100% of the three trusts (Principal Finance Healthcare Trust, Principal Healthcare Finance Trust No. 2 and Principal Healthcare Finance (NZ) Limited) that together own 48 nursing home facilities and 399 assisted living facilities in the Commonwealths of Australia and New Zealand. The Company is a 100% owner of Omega (Australia) Pty Ltd, the entity that manages the trusts.

          In the Spring of 2002, the Company engaged a sales agent to conduct a sales process with respect to a disposition of the Australian and New Zealand assets. Although a number of indications of interest have been received, no definitive proposals have yet been made and there can be no assurance that any transaction will occur."

                                   SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: August 30, 2002                                 DELTA I ACQUISITION, INC.
                                                                By: /s/ Paul Guilbert
                                                                   -----------------------------
                                                                   Name:   Paul Guilbert
                                                                   Title:  Vice President

                                                                FOUR SEASONS HEALTH CARE LIMITED
                                                                By: /s/ Graeme Willis
                                                                   -----------------------------
                                                                   Name:   Graeme Willis
                                                                   Title:  Director

                                                                ALCHEMY PARTNERS (GUERNSEY) LIMITED
                                                                By: /s/ Paul Guilbert
                                                                   -----------------------------
                                                                   Name:   Paul Guilbert
                                                                   Title:  Director

                                                                DELTA I ACQUISITION, LLC*
                                                                By: /s/ Graeme Willis
                                                                   -----------------------------
                                                                   Name:   Graeme Willis
                                                                   Title:  Manager

                                                                FOUR SEASONS HEALTH CARE (CAPITAL) LIMITED*
                                                                By: /s/ Graeme Willis
                                                                   -----------------------------
                                                                   Name:   Graeme Willis
                                                                   Title:  Director

                                                                FOUR SEASONS HEALTH CARE HOLDINGS PLC*
                                                                By:  /s/ Graeme Willis
                                                                   -----------------------------
                                                                   Name:   Graeme Willis
                                                                   Title:  Director

                                                                FOUR SEASONS HEALTH CARE INVESTMENTS LIMITED*
                                                                By: /s/ Graeme Willis
                                                                   -----------------------------
                                                                   Name:   Graeme Willis
                                                                   Title:  Director

                                                                ALCHEMY PARTNERS LLP*
                                                                By: /s/ Martin Bolland
                                                                   -----------------------------
                                                                   Name:   Martin Bolland
                                                                   Title:   Partner


* Solely for the purpose of amending the Schedule 13D.

